UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
                 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 July 2009

Commission File No. 0-17630
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CRH public limited company
(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Transaction in Own Shares

2nd  July 2009

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 1 st July 2009 it transferred to participants in its employee share schemes 10,622 Ordinary Shares at prices of €11.8573 and €13.0295 per Ordinary Share and at prices between £8.7104 and £14.1386 per Ordinary Share.

Following the above transactions, CRH plc holds 14,952,016 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 692,226,424.

Contact

Neil Colgan

Company Secretary

Tel: 00 3531 6344340

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SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date 02 July 2009
                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director